J.P. MORGAN REAL ESTATE INCOME TRUST, INC.
390 MADISON AVENUE
NEW YORK, NY 10017
(212) 270-6000
January 29, 2026
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	J.P. Morgan Real Estate Income Trust, Inc.
Registration Statement on Form S-11
File No. 333-288565
Request for Acceleration
Ladies and Gentlemen:
Pursuant to Rule 461 under the Securities Act of 1933, as amended, J.P. Morgan Real Estate Income Trust, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the above-referenced Registration Statement and declare the Registration Statement, as then amended, effective as of 4:30 p.m., Eastern Time, on February 3, 2026, or as soon as practicable thereafter.
The Company hereby authorizes Jason Goode of Alston & Bird LLP, counsel to the Company, to orally modify or withdraw this request for acceleration.
The Company requests the Commission to specifically confirm such effective date and time to Jason Goode of Alston & Bird LLP at (404) 881-7986.

Sincerely,

J.P. MORGAN REAL ESTATE INCOME TRUST, INC.

By:	/s/ Lawrence A. Goodfield, Jr.
Name:	Lawrence A. Goodfield, Jr.
Title:	Chief Financial Officer and Treasurer

cc:	Mr. Jason W. Goode, Alston & Bird LLP
Ms. Lindsey L.G. Magaro, Alston & Bird LLP